

Mail Stop 4628

June 29, 2018

William Pate
Chief Executive Officer
Par Pacific Holdings, Inc.
800 Gessner Road, Suite 875
Houston, Texas 77024

> **Re:** **Par Pacific Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Response Dated June 18, 2018**
> **File No. 001-36550**

Dear Mr. Pate:

We have reviewed your June 18, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 23, 2018 letter.

Form 10-K for the Fiscal Year ended December 31, 2017

Properties, page 38

Reserves, page 39

Internal Controls Over Reserve Estimates, Technical Qualifications, and Technologies Used, page 39

1. We note your disclosure indicating the reserves committee that you recently formed participates in Laramie Energy's quarterly board meetings and reviews Laramie Energy's development plans and related capital expenditures in connection with your review of the development and classification of reserves. Expand this disclosure to describe the internal controls that are used in your reserves estimation effort to comply with Item 1202(a)(7) of Regulation S-K.

For example, considering the frequency of material changes to the development plans underlying your estimates of proved undeveloped reserves, and near-zero conversion rates since initially reporting proved undeveloped reserves at the end of 2012, you should describe the particular controls that involve ensuring compliance with Rules 4-10(a)(22) and 4-10(a)(31) of Regulation S-X. The manner by which your reserves committee evaluates departures from previously adopted development plans in determining the level of certainty over revised development plans should be clear.

Please submit any revisions that you believe would more thoroughly describe the internal controls you use in your reserves estimation effort, identify those that you have recently implemented and explain how they relate to the objectives.

Proved Undeveloped Reserves, page 40

2.   Your response to prior comments one and two describes certain events that you believe justify material departures from the development plans underlying your estimates of proved undeveloped reserves. We understand that although there have been zero or near-zero conversion rates each year since initially reporting proved undeveloped reserves at the end of 2012, you believe the operator will adhere to the reserve development plans beginning in 2018, and that your recently formed reserves committee will take an active and effective role in planning and oversight. You indicate that you are reasonably certain the proved undeveloped reserves reported as of December 31, 2017, will be developed as scheduled.

The numerous circumstances and events that you have identified as leading to material changes to prior development plans include:
- The construction of a water handling, treatment, processing and storage facility;

- The acquisition of properties under an agreement reached in December 2015, and related modifications to development plans to include the newly acquired wells, and to develop wells other than those which had been scheduled in order to fulfill certain contractual obligations related to the acquisition;

- Adjustments to development well pattern in 2016 and in 2017 to take advantage of certain technological innovations in completion techniques.

- Adjustments to development plan after renegotiating a gathering and processing contract in January 2017 to develop wells other than those which had been scheduled in order to realize economic benefits under the revised terms of the gathering and processing contract.

- Diversion of considerable resources towards the development of unproved properties.

Although your response did not address the timeframes and details related to the negotiations that would have preceded the acquisition of assets in March 2016 and the change in contract terms in January 2017, we believe that you should consider the material implications of undertakings that would result in a departure from development plans that you are otherwise claiming to be reasonably certain.

Under Item 1203 of Regulation S-K, you are required to disclose material changes in proved undeveloped reserves, and to discuss the level of progress made to convert proved undeveloped reserves to proved developed reserves. Under Item 1206 of Regulation S-K, you are required to discuss present activities of material importance. These requirements would generally encompass material implications of changes to development plans. In view of the foregoing, explain to us how you considered disclosing the events that resulted in the decisions to change previously adopted development plans, including those outlined above.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about the engineering comments. You may contact Karl Hiller, Branch Chief, at (202) 551-3686 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Natural Resources

cc: James Matthew Vaughn
        Senior Vice President and General Counsel